Exhibit 12.1

Ratio of Earnings to Fixed Charges

	Year Ended December 31,

	2001	2000	1999		1998	1997

	(dollars in thousands)
Pre-tax income (loss) from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees (A)	$50,519	$26,082	$(819)		$(16,482)	$3,255

Fixed charges:
Interest expense and amortization of debt discount and premium on all indebtedness	29,716	36,126	21,461		5,382	183

Rentals:
Buildings — 33%	19,810	18,394	8,899		2,865	450
Office and other equipment — 33%	5,397	4,516	3,428		1,094	74
Preferred stock dividend requirements of consolidated subsidiaries (A)	4,120	16,110	13,874		2,515	445

Total fixed charges	$59,043	$75,146	$47,662		$11,856	$1,152

Pre-tax income (loss) from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees plus fixed charges, less preferred stock dividend requirements of consolidated subsidiaries	$105,442	$85,118	$32,969		$(7,141)	$3,962

Ratio of earnings to fixed charges	1.79	1.13	(B)(C	)	(B)(C )	3.44

(A)	The preferred stock dividend requirements of consolidated subsidiaries is included in fixed charges (i.e., the denominator of the ratio calculation) but excluded from the numerator of the ratio calculation because such amount was not deducted in arriving at the pre-tax income (loss) from continuing operations, as defined.
(B)	Due to the Company's losses in 1998 and 1999, the ratio coverage was less than 1:1. The Company would have had to generate additional earnings of approximately $19.0 million and $14.7 million in 1998 and 1999, respectively, to achieve a coverage ratio of 1:1.
(C)	Included in earnings for 1998 and 1999 were special charges of $10.2 million and $5.2 million, respectively, relating to asset impairments and litigation settlement costs. If such charges were not taken the Company would have needed to generate additional earnings of $8.8 million and $9.5 million in 1998 and 1999, respectively, to achieve a coverage ratio of 1:1.